Disclosure notice

Stockholm, May 28, 2007

Investor has acquired 3,724,320 A-shares and sold 2,136,050 B-shares in Husqvarna. After these transactions, Investor's share of the voting rights in Husqvarna has changed from 17.27 percent to 20.03 percent. Investor's share of the capital in Husqvarna has increased from 11.9 percent to 12.3 percent.

Investor's holding in Husqvarna now amounts to 23,012,011 A-shares and 24,389,647 B-shares.

INVESTOR AB

For further information:

Oscar Stege Unger, Acting Head of Corporate Communications and
Head of Investor Relations
Phone +46 8 614 20 59, +46 70 624 20 59

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been generate attractive long-term returns by investing in companies with solid potential for value creation and applying our experience, knowledge and network to make them best-in-class. Investor is a leading shareholder in a number of multinational companies, including Ericsson, SEB and Atlas Copco. Investor also conducts private equity activities in the United States, Northern Europe and Asia.

END